

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 9, 2016

Jonathan Adams
Chief Executive Officer
Nanoantibiotics, Inc.
100 Cummings Center, Suite 247-C
Beverly, Massachusetts 01915

> **Re:** **NanoAntibiotics, Inc.**
> **Current Report on Form 8K**
> **Filed April 15, 2016**
> **File No. 000-55292**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 21, 2016**
> **File No. 000-55292**

Dear Mr. Adams:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance